Parente Randolph
Two Penn Center Plaza, Suite 700
Philadelphia, PA 19102-1721

January 17, 2000

Mr. Michael Simone
President
Interactive Gaming & Communications Corp.
4070 Butler Pike, Suite 300
Plymouth Meeting, PA 19462

Dear Mike:

Effective December 6, 1999, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation because, as discussed, our firm has redfined the profile of our SEC clients and your company no longer meets that profile.

You should take immediate steps to retain a new accounting firm as there are SEC filing dates to meet for you December 31, 1999 financial statement submissions. In addition, you and our firm mus notify the SEC of the termination of our services within the next five business days. You should consult with legal counsel concerning the filing requirements.

We will cooperate with your new accountants in addressing any matters. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company's affairs.

We look forward to helping you make a smooth transition with your new accountants.

Very truly yours,

Parente, Randolph, Orlando, Carey & Associates, LLC

By: Michael A Valucci, MT, CPA, Partner

Michael A. Valucci